UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

kaBOOM! ENTERTAINMENT TO DISTRIBUTE RAMPAGE ENTERTAINMENT’S COMEDY THE FOURSOME IN CANADA

TORONTO—May 31, 2006— kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group Inc. Company (AMEX: PAE; Toronto: PAE.LV), announced today that it has signed an agreement for the Canadian distribution rights to the golf reunion comedy The Foursome, starring Kevin Dillon (Poseidon, Golden Globe® nominated series Entourage on HBO).

Based on the highly successful play by Norm Foster and directed by William Dear (Harry & the Hendersons, Angels in the Outfield), The Foursome is the story of four old friends reconnecting at their twenty year college reunion.   After a weekend of drinking, dancing and naked sprinkler runs, the foursome’s friendship, and weekend golf tournament, is put to the test while a series of comical events continuously unfold.

“kaBOOM!’s keen ability to target niche markets and identify new opportunities for their product lines makes them a perfect fit for The Foursome,” stated Gavin Wilding, President of Rampage Entertainment.  “From the moment Berry Meyerowitz shared his marketing strategy I knew that kaBOOM! had the kind of promotional savvy needed to successfully exploit our film.”

“We are thrilled to distribute this great comedy in the Canadian home video market and to continue our commitment to acquiring high quality live action feature films,” said Berry Meyerowitz, President of kaBOOM! Entertainment.  “This is in line with our new strategy as part of Peace Arch to acquire all available rights so we will have the ability to distribute the film on DVD, to license the film to television broadcasters through Peace Arch Television, and to exploit it on the Internet and other new media platforms.”

The Foursome will be released day-and-date in the U.S. by Screen Media Films/Universal Home Entertainment.

About kaBOOM! Entertainment Inc.

kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group® Company, is one of the leading independent home entertainment studios in Canada. Since 1996 it has been providing a full range of services relating to the sales, marketing, licensing and distribution of DVDs and ancillary merchandise. It distributes sell-through and rental films across a wide variety of genres, such as children’s, television, special interest and live-action feature films.  Peace Arch Entertainment, one of Canada’s foremost entertainment companies, creates, develops, finances, produces and distributes feature film and television programming for worldwide markets. Based in Toronto with offices in Vancouver, Los Angeles and London, the company is publicly traded on the American Stock Exchange under the symbol PAE and the Toronto Stock Exchange under the symbol PAE.LV.

About Rampage Entertainment Inc.
Rampage Entertainment Inc. is owned and operated by Gavin Wilding. The company has produced a slate of successful feature films since its inception in 1994. While many Canadian productions boast distinctly Canadian traits, Rampage has been committed to producing features that are produced in Canada, with broad commercial appeal. Rampage has been effective in creating strategic alliances, which have been consistent in producing commercially viable projects.  For further information please visit http://www.rampage-entertainment.com/.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

kaBOOM! Entertainment Inc.

a Peace Arch Entertainment ® Group Company

Jamie Kokiw, Marketing & Production

416-783-8383 x 283

jkokiw@kaboom-ent.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 31, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.